PE 01/28/2013

NO ACT



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE



13000606

January 28, 2013

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1/28/13

Beverly L. O'Toole
The Goldman Sachs Group, Inc.
beverly.otoole@gs.com

Re: The Goldman Sachs Group, Inc.

Dear Ms. O'Toole:

This is in regard to your letter dated January 28, 2013 concerning the shareholder proposal submitted by Investor Voice on behalf of the Equality Network Foundation for inclusion in Goldman Sachs' proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that Goldman Sachs therefore withdraws its January 16, 2013 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

cc: Bruce T. Herbert
Investor Voice, SPC
team@investorvoice.net

200 West Street | New York, New York 10282
Tel: 212-357-1584 | Fax: 212-428-9103 | e-mail: beverly.otoole@gs.com

Beverly L. O'Toole
Managing Director
Associate General Counsel

Goldman Sachs

January 28, 2013

Via E-Mail to shareholderproposals@sec.gov

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: The Goldman Sachs Group, Inc. – Withdrawal of No-Action Request Dated January 16, 2013 Regarding Shareholder Proposal Submitted by Investor Voice on Behalf of the Equality Network Foundation

Ladies and Gentlemen:

We refer to our letter, dated January 16, 2013 (the "No-Action Request"), pursuant to which we requested that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission concur with our view that The Goldman Sachs Group, Inc. (the "Company") may exclude the shareholder proposal and supporting statement (the "Proposal") submitted by Investor Voice on behalf of the Equality Network Foundation from its proxy statement and form of proxy for the Company's 2013 Annual Meeting of Shareholders.

Attached as Exhibit A is a communication that Investor Voice sent by e-mail to the Staff on January 26, 2013, formally withdrawing the Proposal. Because the Proposal has been withdrawn, the Company hereby withdraws its No-Action Request.

Should you have any questions or if you would like any additional information regarding the foregoing, please do not hesitate to contact the undersigned at 212-357-1584 or beverly.otoole@gs.com. Thank you for your attention to this matter.

Very truly yours,

Beverly O'Toole

Beverly L. O'Toole

Attachment

cc: Bruce T. Herbert, Investor Voice (via email)

Exhibit A

From: Bruce Herbert - Team IV [mailto:team@investorvoice.net]
Sent: Saturday, January 26, 2013 10:57 AM
To: ShareholderProposals@sec.gov <ShareholderProposals@sec.gov>
Cc: O'Toole, Beverly L [Legal]; Joffe, Bess [EO]; Holmes, Dane [EO]; Bruce Herbert - IV Team <team@investorvoice.net>
Subject: GS. Withdrawal of Shareholder Proposal.

VIA ELECTRONIC DELIVERY
To: ShareholderProposals@sec.gov

January 26, 2013

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street NE
Washington, DC 20549

Re: Goldman Sachs Group, Inc., Withdrawal of Shareholder Proposal

Dear Madam or Sir:

Goldman Sachs Group, Inc., by letter dated January 16, 2013, submitted a no-action request under Rule 14a-8, in response to a shareholder Proposal submitted December 13, 2012 by Investor Voice, SPC on behalf of the Equality Network Foundation.

As a result of worthwhile interactions with the Company and in anticipation of ongoing dialogue on the important governance topic of vote-counting, we write to formally withdraw the shareholder Proposal.

In respect for the Commission's time and resources, this makes further consideration of the no-action request unnecessary and, indeed, moot. We thank the Staff for its time and attention to this matter.

Should you have comments or questions, please feel free to contact me at (206) 522-1944 or team@investorvoice.net

Sincerely, . . . Bruce Herbert

cc: Beverly L. O'Toole, Assistant Secretary and Associate General Counsel, Goldman Sachs

Group, Inc.

Dane Holmes, Managing Director, Goldman Sachs Group, Inc.
Bess Joffe, Vice President, Investor Relations, Goldman Sachs Group, Inc.
Equality Network Foundation

Bruce T. Herbert | AIF
Chief Executive | Accredited Investment Fiduciary
Investor Voice, SPC

2212 Queen Anne Ave N, #406
Seattle, Washington 98109
(206) 522-1944

team@investorvoice.net
www.investorvoice.net

----

200 West Street | New York, New York 10282
Tel: 212-357-1584 | Fax: 212-428-9103 | e-mail: beverly.otoole@gs.com

Beverly L. O'Toole
Managing Director
Associate General Counsel

Goldman Sachs

January 16, 2013

Via E-Mail to shareholderproposals@sec.gov

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: The Goldman Sachs Group, Inc. – Request to Omit Shareholder Proposal Submitted by Investor Voice on behalf of the Equality Network Foundation

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), The Goldman Sachs Group, Inc., a Delaware corporation (the "Company"), hereby gives notice of its intention to omit from the proxy statement and form of proxy for the Company's 2013 Annual Meeting of Shareholders (together, the "2013 Proxy Materials") a shareholder proposal (including its supporting statement, the "Proposal") received from Investor Voice ("Investor Voice") on behalf of the Equality Network Foundation (the "Proponent"). The full text of the Proposal and all other relevant correspondence with Investor Voice, on behalf of the Proponent, are attached as Exhibit A.

The Company believes it properly may omit the Proposal from the 2013 Proxy Materials for the reasons discussed below. The Company respectfully requests confirmation that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend enforcement action to the Commission if the Company excludes the Proposal from the 2013 Proxy Materials.

This letter, including the exhibits hereto, is being submitted electronically to the Staff at shareholderproposals@sec.gov. Pursuant to Rule 14a-8(j), we have filed this letter with the Commission no later than 80 calendar days before the Company intends to file its definitive 2013 Proxy Materials with the Commission. A copy of this letter is being sent simultaneously to the Investor Voice, on behalf of the Proponent, as notification of the Company's intention to omit the Proposal from the 2013 Proxy Materials.

I. The Proposal[1]

The Proposal reads as follows:

RESOLVED: Shareholders of Goldman Sachs ("Goldman" or "Company") hereby ask the Board of Directors to amend the Company's governing documents to provide that all matters presented to shareholders shall be decided by a simple majority of the shares voted FOR and AGAINST an item (or, "withheld" in the case of board elections). This policy shall apply to all maters unless shareholders have expressly approved a higher threshold for specific types of items.

SUPPORTING STATEMENT:

Goldman is regulated by the Securities and Exchange Commission (SEC). The SEC dictates a simple vote-counting standard for establishing eligibility for resubmission of shareholder-sponsored proposals. It is the votes cast FOR, divided by the FOR and AGAINST votes.

Goldman does not follow the SEC standard, but instead determines results by the votes cast FOR a proposal, divided by the FOR votes, AGAINST votes, plus ABSTAIN votes.

Goldman's policy states (for shareholder-sponsored proposals) that abstentions are "Treated as a vote AGAINST the proposal."

This variant method makes Goldman an outlier among its peers in the S&P 500, which generally follow (with limited exceptions) the SEC standard.

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1 On January 10, 2013, the Company received an email from Investor Voice with a revised version of the Proposal (attached hereto as part of Exhibit A, the "Proposed Revision"). The Company's deadline for the submission of shareholder proposals (calculated pursuant to Rule 14a-8(e), 120 calendar days before April 13, 2013, the first anniversary of the date of the Company's proxy statement for the prior year's annual meeting) was December 14, 2012. As the Staff clearly explained in *Staff Legal Bulletin 14F* (Oct. 18, 2011), "[i]f a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions." Because the Proposed Revision was received on January 10, 2013, well after the December 14, 2012 deadline, the Company will be excluding the Proposed Revision pursuant to Rule 14a-8(e). Accordingly, all references to the Proposal herein and the bases for exclusion asserted in this letter refer only to the original Proposal, which was timely received by the Company on December 14, 2012.

Using ABSTAIN votes as Goldman does counters a hallmark of democratic voting—honoring voter intent. Thoughtful voters who choose to abstain should not have their choices arbitrarily and universally switched to benefit management.

THREE CONSIDERATIONS:

[1] Abstaining voters consciously act to abstain—to have their vote noted, but not counted. Yet, Goldman unilaterally counts all abstentions in favor of management (irrespective of the voter's intent).

[2] Abstaining voters consciously choose not to support management's recommendation against a shareholder-sponsored item. However, again, Goldman unilaterally counts all abstentions in favor of management (irrespective of voter intent).

[3] Further, we observe that Goldman embraces the SEC vote-counting standard (that this proposal requests) for director elections. In these cases, the Company excludes abstentions, saying abstentions have "No effect—not counted as a 'vote cast'"—which boosts (and therefore favors) the vote-count for management-nominated directors.

However, when it comes to shareholder-sponsored proposals, Goldman does not follow the SEC vote-counting standard. Instead, the Company switches to a more stringent method that includes abstentions—which depresses (and therefore harms) the vote-count for shareholder sponsored proposals.

IN CLOSING:

Except to favor management in each instance, these practices are arbitrary, fail to respect voter intent, and run counter to core principles of democracy.

We believe a system that is internally inconsistent harms shareholder best-interest, and instead empowers management at the expense of Goldman's true owners.

Goldman tacitly acknowledges the inequity of these practices when it applies the SEC standard to board elections, but applies more stringent requirements to shareholder-sponsored proposals.

This proposal calls for democratic, fair, and consistent use—across-the-board—of the SEC standard, while allowing flexibility for adoption of higher thresholds for extraordinary items.

Therefore, please vote FOR this common-sense proposal that embraces corporate governance best-practices for the benefit of both Company and shareowners.

II. Reasons for Omission

The Company believes that the Proposal properly may be excluded from the 2013 Proxy Materials pursuant to:

- Rule 14a-8(i)(2), because implementing the Proposal would cause the Company to violate Delaware law;

- Rule 14a-8(i)(1), because, to the extent that its implementation would violate Delaware law, the Proposal is not a proper subject for shareholder action;

- Rule 14a-8(i)(6), because the Company lacks the power and authority to implement the Proposal, in that (1) doing so would violate Delaware law and (2), in any event, the Proposal requires an amendment to the Company's Restated Certificate of Incorporation, which the Board of Directors cannot amend unilaterally;

- Rule 14a-8(b)(2) and Rule 14a-8(f), because Investor Voice failed to provide an adequate statement of the Proponent's intent to hold the requisite shares of the Company's common stock through the date of the 2013 Annual Meeting, and failed to correct this deficiency after being notified of it by the Company on a timely basis; and

- Rule 14a-8(i)(3), because the Proposal contains materially false and misleading statements contrary to Rule 14a-9 regarding its fundamental premise.

A. The Proposal may be excluded under Rule 14a-8(i)(2) because its implementation would cause the Company to violate Delaware law.

Rule 14a-8(i)(2) permits exclusion of a proposal if its implementation would "cause the company to violate any state, federal, or foreign law to which it is subject." The Company is a Delaware corporation subject to the Delaware General Corporation Law (the "DGCL"). As discussed more fully in the opinion of our Delaware counsel, Richards, Layton & Finger, P.A. attached as Exhibit B (the "RLF Opinion"), the DGCL allows Delaware corporations and their shareholders to authorize the taking of *some* corporate actions by a simple majority of votes cast by shareholders, this flexibility is expressly subject to any relevant DGCL requirement "in respect of the vote that *shall* be required for a specified action." DGCL § 216 (emphasis added). That is, the DGCL prescribes the requisite shareholder voting standard for certain actions regardless of any other standard the corporation might have specified in its certificate of incorporation or bylaws. For example, as discussed in more detail in the RLF Opinion, the DGCL requires approval by a majority of the shares *outstanding* (as opposed to a majority of the votes cast) to remove a director without cause, amend the certificate of incorporation, or effect certain mergers of the corporation. *See* DGCL §§ 141(k), 242(b)(1), 251(c). Furthermore, the DGCL requires *unanimous* approval by shareholders for certain other actions, as discussed in the RLF Opinion. While a Delaware corporation is permitted under DGCL § 102(b)(4) to require a *greater* threshold for any matter where the DGCL establishes a voting threshold, nothing in the DGCL allows a corporation to *lower* the statutorily-provided threshold, as discussed further in the RLF Opinion.

Despite these state law restrictions, the Proposal requests that the Company amend its governing instruments so that "all matters presented to shareholders shall be decided by a simple majority of the shares voted FOR and AGAINST an item . . . unless shareholders have expressly approved a higher threshold." The Proposal's requested voting standard—a majority of the votes *cast* on all matters—is contrary to those provisions of the DGCL that require a higher voting standard for certain, specified actions. As such, the Proposal's request for "consistent use—across-the-board—of [a majority of votes cast] standard" would violate Delaware law.

The Staff consistently has concurred in the excludability of similar proposals purporting to provide a single voting or written consent standard for *all* matters presented to shareholders despite mandatory provisions of the DGCL to the contrary. *See, e.g., AT&T Inc.* (Feb. 12, 2010); *SBC Communications, Inc.* (Dec. 16, 2004). *See also J.M. Smucker Co* (June 22, 2012) (same as to voting standards required under Ohio law); *Abbott Laboratories* (Feb. 2, 2011) (same as to voting standards required under Illinois law). Furthermore, the Proposal contains no savings clause requesting that a majority of votes cast standard be implemented "to the extent permitted by law" or similar qualification, thereby distinguishing the Staff's determinations in, for example, *FirstEnergy Corp.* (Mar. 13, 2012) and *OmniCom Group, Inc.* (Mar. 29, 2010), where the proposals did include such a carve out.

For these reasons, the Company respectfully requests that the Staff concur in our view that the Proposal may be excluded pursuant to Rule 14a-8(i)(2) because its implementation would cause the Company to violate Delaware law.

B. The Proposal may be excluded pursuant to Rule 14a-8(i)(1) because it is not a proper subject for shareholder action.

Rule 14a-8(i)(1) permits a company to exclude a shareholder proposal "[i]f the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." As discussed above and in the RLF Opinion, implementation of the Proposal would cause the Company to violate provisions of the DGCL related to shareholder voting. As such, and as further discussed in the RLF Opinion, the Company believes that the Proposal necessarily is an improper subject for shareholder action under Delaware law and properly may be excluded from the 2013 Proxy Materials pursuant to Rule 14a-8(i)(1).

C. The Proposal may be excluded pursuant to Rule 14a-8(i)(6) because the Company lacks the power and authority to implement the Proposal to the extent that doing so (1) would violate Delaware law and (2) requires an amendment to the Company's Restated Certificate of Incorporation, which the Board of Directors cannot amend unilaterally

Rule 14a-8(i)(6) permits a company to exclude a shareholder proposal "[i]f the company would lack the power or authority to implement the proposal." The Company believes that this exclusion applies to the Proposal for two independent reasons: (1) the Company lacks the authority to implement a proposal that would violate the DGCL; and (2) even if the Proposal were lawful, its implementation would require an amendment to the Company's Restated Certificate of Incorporation, which requires action that the Board of Directors cannot take unilaterally.

1. Because the Proposal would violate Delaware law, the Company lacks the power and authority to implement it.

The Staff has concurred on numerous occasions that a company may exclude a proposal pursuant to both Rule 14a-8(i)(2) and Rule 14a-8(i)(6) if the proposal's adoption would cause the company to violate state law. *See, e.g., RTI Biologics, Inc.* (Feb. 6, 2012) (company lacked authority to implement proposal to declassify staggered board and have all directors stand for reelection at the 2012 annual meeting because DGCL § 141 provides that, where a company has a classified board, "directors shall be chosen for a full term" and "stockholders may effect [a director's] removal only for cause"); *NiSource Inc.* (Mar. 22, 2010) (company lacked authority to implement executive officer stock retention policy as to stock already granted because DGCL § 202(b) provides that new restrictions on the transferability of stock already issued are not binding without the stockholder's consent). As discussed more fully above and in the RLF Opinion, a majority of votes cast standard for all matters submitted to shareholders for a vote is contrary to a number of provisions of the DGCL. Therefore, the Company lacks the power or authority under the DGCL to implement the Proposal.

2. Implementation of the Proposal would require an amendment to the Company's Restated Certificate of Incorporation, which the Board of Directors lacks the authority to amend unilaterally.

Even if the Proposal's request for the adoption of a majority of votes cast standard for all matters submitted to shareholders were lawful under the DGCL, implementation of the Proposal still would be impossible under Delaware law. As the Staff explained in *Staff Legal Bulletin 14D* (Nov. 7, 2008) ("SLB 14D"), "[i]f a proposal recommends, requests, or requires the board of directors to amend the company's charter, we may concur that there is some basis for the company to omit the proposal in reliance on rule 14a-8(i)(1), rule 14a-8(i)(2), or rule 14a-8(i)(6) if . . . applicable state law requires any such amendment to be initiated by the board and then approved by shareholders in order for the charter to be amended as a matter of law." Although exclusion may not be appropriate if the proposal "provide[s] that the board of directors 'take the steps necessary' to amend the company's charter," *id.*, the Staff has concurred in the exclusion of shareholder proposals when the company met its burden of establishing that applicable state law required shareholder approval and the proposal did not contain the necessary savings clause. *See, e.g., RTI Biologics, Inc.* (Feb. 6, 2012); *Stanley Works* (Feb. 2, 2009).

The Proposal requests "the *Board of Directors* to amend the Company's governing documents" regarding the Company's shareholder voting standards. Among other things, Article SIXTH of the Company's Restated Certificate of Incorporation provides:

> No adoption, amendment or repeal of a by-law by action of stockholders shall be effective unless approved by the affirmative vote of not less than a majority of shares present in person or represented by proxy at the meeting and entitled to vote on such matter, with all shares of Common Stock of the Corporation and other stock of the Corporation entitled to vote on such matter considered for this purpose as a single class; for purposes of this

> sentence votes cast "for" or "against" and "abstentions" with respect to such matter shall be counted as shares of stock of the Corporation entitled to vote on such matter . . . .

Hence, for the Company to implement the Proposal's request for a majority of votes cast standard as to *all* matters submitted for a shareholder vote, this provision of the Company's Restated Certificate of Incorporation must be amended.

Section 242(b) of the DGCL requires amendments to the certificate of incorporation of a Delaware corporation to be initiated by the board of directors and then approved by a majority of the outstanding stock entitled to vote thereon at a duly called shareholder meeting. Thus, it is impossible for "the *Board of Directors*," acting unilaterally, "to amend the Company's governing documents" so as to implement the Proposal. The Proposal does not contain the necessary "take the steps necessary" language to cure this defect as required by SLB 14D.

For the foregoing reasons, the Company respectfully requests that the Staff concur in our view that the Proposal may be excluded from the 2013 Proxy Materials pursuant to Rule 14a-8(i)(6).

D. The Proposal may be excluded pursuant to Rule 14a-8(b)(2) and Rule 14a-8(f) because Investor Voice failed to provide an adequate statement of the Proponent's intent to hold the requisite shares of the Company's common stock through the date of the 2013 Annual Meeting.

Rule 14a-8(b)(2) requires that a shareholder proponent must include a written statement that the proponent intends to continue to hold the requisite shares through the date of the meeting of shareholders, and Rule 14a-8(f) provides that a company may exclude a proposal if this deficiency remains uncorrected after the company notifies the proponent of the deficiency on a timely basis. In *Staff Legal Bulletin No. 14* (July 13, 2001), the Staff confirmed that a shareholder "must provide this written statement regardless of the method the shareholder uses to prove that he or she continuously owned the securities for a period of one year as of the time the shareholder submits the proposal." The Staff has consistently permitted companies to exclude proposals where this written statement was not provided, including in situations where the provided statement of intent was not deemed to be an adequate statement of the intentions of the proponent. For example, in *Energen Corporation* (Feb. 22, 2011), the Staff concurred that a proposal could be excluded where the offered statement of intent to hold shares was a statement of the intentions of the proponents' representative, not the proponents themselves.

In the instant case, the Company has directly corresponded only with Investor Voice, acting on behalf of the Proponent. The cover letter for the initial submission by Investor Voice states that "it is the client's intention to continue to hold a requisite quantity of shares in the Company through the date of the next annual meeting of stockholders (statement enclosed)."[2]

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2 All referenced correspondence is included in Exhibit A.

The enclosed statement to which this refers is a letter, dated May 16, 2012 (the "May 16 Letter"), signed by the executive director of the Proponent, addressed "To Whom It May Concern," that indicates that the Proponent "hereby expresses its intent to hold a sufficient value of stock (as defined within SEC Rule 14a-8) from the time of filing a shareholder proposal through the date of the subsequent annual meeting of shareholders." The May 16 Letter provides that it "applies to the shares of any company that we own at which a shareholder proposal is filed (whether directly or on our behalf)" and that the statement of intent "is intended to be durable, and forward-looking as well as retroactive."

The Proposal was received by the Company on December 14, 2012. On December 20, 2012, the Company sent a deficiency letter to Investor Voice, as representative of the Proponent, requesting proof of ownership as well as an adequate statement of the Proponent's intention to hold the shares of the Company's common stock through the 2013 Annual Meeting, noting the Company's view that an expression of a "generalized intent to hold shares of stock of an unidentified company through the date of an unidentified annual meeting" was not sufficient.[3]

On December 31, 2012, Investor Voice faxed a response to the Company including the requested proof of ownership by the Proponent, but did not provide any updated or more specific statement of the Proponent's intention to hold the Company's shares through the date of the Company's Annual Meeting in 2013. Instead, Investor Voice reiterated its position that the May 16 generic statement from the Proponent is satisfactory under SEC rules, noting that operating in this manner "saves the [Proponent] a considerable amount of duplicative effort."

The Company does not believe that that May 16 Letter is sufficient to satisfy the requirements of Rule 14a-8(b)(2). It does not reference any particular company, any particular share amounts, any particular proposal or any particular annual meeting. Therefore, it cannot, on its face, represent a statement of the intent of the Proponent as of the date of submission of the Proposal to hold shares of *the Company's* common stock through the date of *the Company's* 2013 Annual Meeting, as required by Rule 14a-8(b)(2). Further, the May 16 Letter does not limit itself to annual meetings in 2012 or 2013 or otherwise have any expiration date; thus, if it is deemed suitable in this instance, nothing would seem to prevent Investor Voice from using the same statement for years to come as a perennial statement of a purported intent of the Proponent to hold the shares of common stock of any company at which Investor Voice determines to submit a proposal on behalf of the Proponent. Rule 14a-8(b) focuses on the eligibility to submit a *specific* proposal and, as such, the intent of Rule 14a-8(b) would not appear to permit a written statement of intent to precede the proposal by seven months, as this one does.

We recognize that, for a proponent that is an active submitter of Rule 14a-8 proposals, compliance with the requirements of Rule 14a-8 may seem to entail a "considerable amount of

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3 Federal Express records indicate that delivery attempts were made at the address provided by Investor Voice on December 21, December 24, December 26, December 27, and December 28, but no one was available to accept the delivery. The Federal Express delivery was finally accepted by Investor Voice on December 31.

duplicative effort." The Company does not believe, however, that proponents and their representatives should be permitted to satisfy the eligibility requirements of Rule 14a-8 by issuing generic written statements addressed "To Whom It May Concern" seven months before a proposal is submitted to a company.

For the foregoing reasons, the Company respectfully requests that the Staff concur in our view that the Proposal may be excluded from the 2013 Proxy Materials pursuant to Rule 14a-8(b)(2) and Rule 14a-8(f).

E. The Proposal may be excluded pursuant to Rule 14a-8(i)(3) because it contains materially false and misleading statements contrary to Rule 14a-9 regarding the Proposal's factual backdrop and fundamental premise.

Rule 14a-8(i)(3) permits the exclusion of a stockholder proposal "[i]f the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." As the Staff explained in *Staff Legal Bulletin No. 14B* (Sep. 15, 2004), Rule 14a-8(i)(3) permits the exclusion of all or part of a shareholder proposal or the supporting statement if, among other things, the company demonstrates objectively that a factual statement is materially false or misleading. Applying this standard, the Staff has allowed exclusion of an entire proposal that contains false and misleading statements speaking to the proposal's fundamental premise. For example, in *State Street Corp.* (Mar. 1, 2005), the proposal purported to request shareholder action under a state law that was not applicable to the company. Because the proposal by its terms invoked a statute that was not applicable, the Staff concurred that submission was based upon a false premise that made it materially misleading to shareholders and, therefore, was excludable under Rule 14a-8(i)(3). Likewise, in early 2007, a number of companies sought to exclude shareholder proposals requesting the adoption of a company policy allowing shareholders at each annual meeting to vote on an advisory resolution to approve the compensation committee report disclosed in the proxy statement. Because then-recent amendments to Regulation S-K no longer required the compensation committee report to address executive compensation policies, the Staff in each case permitted the companies to exclude the shareholder proposals. *See, e.g., Energy East Corp.* (Feb. 12, 2007); *Bear Stearns Cos. Inc.* (Jan. 30, 2007).

The Company believes that the Proposal's supporting statement contains a number of objectively false and misleading statements that misrepresent the entire premise of the Proposal. In particular:

- A number of assertions in the supporting statement give the false and misleading impression that the Company includes abstentions in calculating shareholder voting results only as to *shareholder* proposals so as to benefit management when, in fact, the Company employs the same method of calculation for proposals submitted by management;

- The supporting statement falsely claims that the Company has a "policy" of calculating voting results for shareholder proposals differently than for director elections when, in fact, no such "policy" exists—the Company applies the Delaware default voting standard to both management-sponsored and shareholder-sponsored proposals; and

- The supporting statement indicates that abstentions always reflect a discernible intent of the abstaining shareholder to oppose management's recommendation on that item when, in fact, shareholders' motivations for abstaining on any particular item are nuanced, may differ from other abstaining shareholders', and altogether evade a categorical determination of what opinion the abstaining shareholders collectively intended to express on the relevant item.

These false and misleading statements all speak to the Proposal's fundamental premise—that the Company treats shareholder proposals differently from management proposals in a way that deviates from SEC guidance and market practice—thus rendering them material to shareholders in deciding how to vote on the Proposal's merits. We address each of these materially false and misleading statements in turn.

1. The Company treats shareholder proposals consistently with management proposals.

The supporting statement contains a number of statements implying that the Company's shareholder voting standards intentionally discriminate between shareholder and management proposals. For example:

- "Goldman's policy states (*for shareholder-sponsored proposals*) that abstentions are 'Treated as a vote AGAINST the proposal.'"

- "Goldman unilaterally counts <u>all</u> abstentions *in favor of management* . . . ."

- "[W]hen it comes to *shareholder-sponsored proposals*, Goldman does <u>not</u> follow the SEC vote-counting standard. Instead, the Company *switches* to a more stringent method that <u>includes</u> abstentions—which depresses (and therefore harms) the vote-count for *shareholder-sponsored proposals*."

- "*Except to favor management in each instance*, these practices are arbitrary . . . ."

- "Goldman tacitly acknowledges the inequity of these practices when it applies the SEC standard to board elections, but applies more stringent requirements to *shareholder-sponsored proposals*."

Although it is true that the Company employs a different voting standard for director elections than for other items of business requiring a shareholder vote, the identity of a proposal's sponsor—be it a shareholder or management—is not salient to that difference. Section 1.8 of the Company's Amended and Restated By-Laws provides, in pertinent part, as follows:

> In all matters, unless otherwise required by law, the certificate of incorporation or these bylaws,[4] the affirmative vote of not less than a majority of shares present in person or represented by proxy at the meeting and entitled to vote on such matter . . . shall be the act of the stockholders. . . . For purposes of this Section 1.8, votes cast "for" or "against" and "abstentions" with respect to such matter shall be counted as shares of stock of the Corporation entitled to vote on such matter, while "broker nonvotes" (or other shares of stock of the Corporation similarly not entitled to vote) shall not be counted as shares entitled to vote on such matter.

Because this standard applies "*in all matters*," the Company does not "switch" to a "more stringent" voting standard when calculating the voting results on shareholder proposals. To the contrary, abstentions equally are included in the calculation of shares entitled to vote on shareholder-sponsored proposals as on management-sponsored proposals. Furthermore, in the case of management-sponsored proposals, such as to approve independent accountants or executive compensation plans, abstentions do not "favor management." Rather, regardless of whether the proposal is management- or shareholder-sponsored, an abstention is treated as entitled to vote on the matter. This treatment is consistent with the default voting standard in DGCL § 216.

The Proposal, therefore, sets up a false dichotomy between director elections and shareholder proposals when the actual distinction, in fact, is between director elections and all other items of business to be voted on at a shareholder meeting that are not required to have a different vote under the DGCL. By doing so, the Proposal gives the misleading impression that the Company intentionally designed its shareholder voting standards to favor management proposals over shareholder proposals. This misleading impression is material, moreover, because it speaks to the fundamental premise of the Proposal's merits—i.e., the need for "democratic, fair, and consistent" procedures in administering the shareholder franchise. Reading the Proposal in its entirety, shareholders determining how to vote on the Proposal may be misled into thinking that the Company imposes a more onerous voting standard on shareholder proposals than on management-sponsored proposals. This supposed imbalance between management proposals and shareholder proposals seems to be the entire problem that the Proposal is claiming to redress—however, no such imbalance exists. Therefore, the Company believes that the Proposal is materially false and misleading in violation of Rule 14a-9.

2. There is no Company "policy" on voting standards.

The third paragraph of the supporting statement claims that the Company has a "policy" of including abstentions in the calculation of whether a shareholder proposal has received majority shareholder support. Despite what shareholders would likely infer from the Proposal,

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4 Section 2.2 of the Amended and Restated By-Laws provides that "[e]ach director shall be elected by a majority of the votes cast for or against."

the Company does not have a "shareholder voting policy." It is true that, as quoted above, the Company's Amended and Restated By-Laws count abstentions as shares entitled to vote on a shareholder proposal. This bylaw, however, is not a "policy"—it merely tracks the statutory text of Delaware's default provision for shareholder voting. Section 216(a)(2) of the DGCL provides that, unless otherwise specified by the DGCL, the certificate of incorporation or the bylaws, "[i]n all matters other than the election of directors, the affirmative vote of the majority of shares present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders." By using the default standard of Section 216(a)(2) in the Amended and Restated By-Laws, the Company has not adopted a "policy" of its own; it only has clarified explicitly that the Company has not elected to override the default standard in Section 216(a)(2).

This distinction is particularly important in the circumstances here. As discussed above, the Proposal falsely implies that the Company has adopted measures designed to frustrate shareholder participation in corporate decision-making. Describing those measures as a "policy" exacerbates the misleading nature of the Proposal by suggesting that the Company has acted affirmatively in that regard. Yet, the fact that this supposed "policy" is prescribed by the DGCL—and thereby reflects a legislative determination of its propriety for all Delaware corporations—belies any such affirmative circumvention of the shareholder franchise. The Proposal, by criticizing the Company's existing voting standard as disproportionately burdensome to shareholders and then characterizing it as a Company "policy," blatantly mischaracterizes Section 1.8 of the Company's Amended and Restated By-Laws and improperly seeks to engender shareholder anger.[5]

3. Abstentions do not categorically reflect discernible intent.

The Proposal maintains that the Company's counting of abstentions in determining whether a proposal has received majority shareholder support "counters a hallmark of democratic voting—honoring voter intent." To substantiate this view, the supporting statement avers that "[a]bstaining voters consciously act . . . to have their vote noted, but not counted" and "consciously choose not to support management's recommendation against a shareholder-sponsored item." Moreover, these pronouncements regarding the discernible intent that abstentions reflect are not couched as the Proponent's opinion, but are presented to shareholders

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5 The misleading nature of the Proposal is furthered by the repeated references in the supporting statement to the idea that "majority of votes cast" is the voting standard dictated by the SEC with respect to shareholder approval. It is true, of course, that the SEC interprets the 3%, 6% and 10% voting tests in Rule 14a-8(i)(12) relating to resubmission to refer to the percentage of votes cast. But this is entirely unrelated to the question of what threshold a company uses for determining if shareholders have taken action on a matter. It is unclear to us why the Proposal uses the term "SEC standard"—as opposed to, for example, "majority of votes cast"— and references Rule 14a-8(i)(12) in a context unrelated to its application, except to engender and benefit from shareholder confusion.

as facts. Thus, a fundamental premise for the Proposal expressed in the supporting statement is that the Company's existing voting standards "run counter to core principles of democracy" by ignoring objective shareholder intent discernible from abstentions.

As a factual matter, abstentions do not always reflect an intent to oppose management's position on the item under consideration. Accordingly, there also is no singular, categorical intent discernible from an abstention that applies to all shareholders. For example, the Vanguard Group, Inc. publicly discloses the proxy voting guidelines followed by all of its funds that invest in stocks. Those guidelines provide that the funds typically abstain from voting on corporate and social policy issues because, "regardless of our philosophical perspective on the issue, *these decisions should be the province of company management* unless they have a significant, tangible impact on the value of a fund's investment."[6] For these shareholders, therefore, abstentions are not always intended to oppose management's view on the item under consideration. Likewise, some shareholders, such as funds managed by Fidelity Investments, generally abstain when "*information is not readily available* to analyze the economic impact of the proposal."[7] Therefore, the Company believes that the Proposal is materially false and misleading in averring that abstentions always reflect a certain shareholder intent and that ignoring such supposed, discernible intent supports the proposed voting standard.

For all of these reasons, the Company respectfully requests that the Staff concur in our view that the Proposal may be excluded in its entirety from the 2013 Proxy Materials in reliance on Rule 14a-8(i)(3) as containing materially false and misleading statements contrary to Rule 14a-9.

* * *

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6 Vanguard's Proxy Voting Guidelines, https://investor.vanguard.com/about/vanguards-proxy-voting-guidelines (emphasis added).

7 Fidelity Funds' Proxy Voting Guidelines (Nov. 2012), http://personal.fidelity.com/myfidelity/InsideFidelity/InvestExpertise/governance.shtml#fulltext (emphasis added).

Should you have any questions or if you would like any additional information regarding the foregoing, please do not hesitate to contact me (212-357-1584; Beverly.OToole@gs.com). Thank you for your attention to this matter.

Very truly yours,



Beverly L. O'Toole

Attachments

cc: Bruce T. Herbert, Investor Voice (via email)

Exhibit A


INVESTOR
VOICE

2206 Queen Anne Ave N
Suite 402
Seattle, WA 98109
(206) 522-1944

VIA OVERNIGHT DELIVERY

Thursday, December 13, 2012

John F.W. Rogers
Secretary to the Board of Directors
The Goldman Sachs Group, Inc.
200 West Street
New York, NY 10282

Re: Shareholder Proposal on Bylaw Change in Regard to Vote-Counting

Dear Mr. Rogers:

Investor Voice, on behalf of clients, reviews the financial, social, and governance implications of the policies and practices of public corporations. In so doing, we seek win-win outcomes that create higher levels of economic, social, and environmental wellbeing – for the benefit of investors and companies alike.

There appear to be several different vote-counting formulas in use on the Goldman Sachs proxy, which is a practice that may confuse and possibly disadvantage shareholders. We would welcome a discussion of your thinking in regard to these policies. We have successfully discussed this good-governance topic with other major corporations with the result that their Boards have adopted changes that ensure a more consistent and fair vote-counting process across-the-board.

See for example:

Cardinal Health (2012 proxy, page 2)
http://ir.cardinalhealth.com/annual-proxy.cfm

Plum Creek (2011 proxy, page 4)
http://www.plumcreek.com/Investors/nbspFinancialPublications/tabid/62/Default.aspx

We believe, and Boards of Directors have concurred, that the adoption of a consistent vote-counting standard – the "SEC Standard" – enhances shareholder value over the long term.

Therefore, on behalf of the Equality Network Foundation (authorization enclosed), please find the enclosed resolution that we submit for consideration and action by stockholders at the next annual meeting, and for inclusion in the proxy statement in accordance with Rule 14a-8 of the general rules and regulations of the Securities Exchange Act of 1934. We would appreciate your indicating in the proxy statement that *Investor Voice* is the sponsor of this resolution.

The Equality Network Foundation is the beneficial owner of 123 shares of common stock entitled to be voted at the next stockholder meeting (supporting documentation available upon request), which have been continuously held since July of 2007. In accordance with SEC rules, it is the client's intention to continue to hold a requisite quantity of shares in the Company through the date of the next annual meeting of stockholders (statement enclosed); and (if required) a representative of the filer will attend the meeting to move the resolution.

There is ample time between now and the proxy printing deadline to discuss the issue, and we hope that a meeting of the minds will result in steps being taken that will allow the proposal to be withdrawn.

Toward that end, you may contact us via the address and phone listed above

Many thanks. We look forward to hearing from you and enjoying a robust discussion of this important governance topic.

Sincerely,



Bruce T. Herbert | AIF
Chief Executive | ACCREDITED INVESTMENT FIDUCIARY

cc: Equality Network Foundation
Interfaith Center on Corporate Responsibility (ICCR)

enc: Shareholder Proposal on Vote-Counting
Letter of Appointment
Statement of Intent

RESOLVED: Shareholders of Goldman Sachs ("Goldman" or "Company") hereby ask the Board of Directors to amend the Company's governing documents to provide that all matters presented to shareholders shall be decided by a simple majority of the shares voted FOR and AGAINST an item (or, "withheld" in the case of board elections). This policy shall apply to all matters unless shareholders have expressly approved a higher threshold for specific types of items.

SUPPORTING STATEMENT:

Goldman is regulated by the Securities and Exchange Commission (SEC). The SEC dictates a single vote-counting standard for establishing eligibility for resubmission of shareholder-sponsored proposals. It is the votes cast FOR, divided by the FOR and AGAINST votes.

Goldman does not follow the SEC standard, but instead determines results by the votes cast FOR a proposal, divided by the FOR votes, AGAINST votes, plus ABSTAIN votes.

Goldman's policy states (for shareholder-sponsored proposals) that abstentions are "Treated as a vote AGAINST the proposal."

This variant method makes Goldman an outlier among its peers in the S&P 500, which generally follow (with limited exceptions) the SEC standard.

Using ABSTAIN votes as Goldman does counters a hallmark of democratic voting – honoring voter intent. Thoughtful voters who choose to abstain should not have their choices arbitrarily and universally switched to benefit management.

THREE CONSIDERATIONS:

[1] Abstaining voters consciously act to abstain – to have their vote noted, but not counted. Yet, Goldman unilaterally counts all abstentions in favor of management (irrespective of the voter's intent).

[2] Abstaining voters consciously choose not to support management's recommendation against a shareholder-sponsored item. However, again, Goldman unilaterally counts all abstentions in favor of management (irrespective of voter intent).

[3] Further, we observe that Goldman embraces the SEC vote-counting standard (that this proposal requests) for director elections. In these cases, the Company excludes abstentions, saying abstentions have "No effect – not counted as a 'vote cast'" – which boosts (and therefore favors) the vote-count for management-nominated directors.

However, when it comes to shareholder-sponsored proposals, Goldman does not follow the SEC vote-counting standard. Instead, the Company switches to a more stringent method that includes abstentions – which depresses (and therefore harms) the vote-count for shareholder-sponsored proposals.

IN CLOSING:

Except to favor management in each instance, these practices are arbitrary, fail to respect voter intent, and run counter to core principles of democracy.

We believe a system that is internally inconsistent harms shareholder best-interest, and instead empowers management at the expense of Goldman's true owners.

Goldman tacitly acknowledges the inequity of these practices when it applies the SEC standard to board elections, but applies more stringent requirements to shareholder-sponsored proposals.

This proposal calls for democratic, fair, and consistent use – across-the-board – of the SEC standard, while allowing flexibility for adoption of higher thresholds for extraordinary items.

Therefore, please vote FOR this common-sense proposal that embraces corporate governance best-practices for the benefit of both Company and shareowners.

~ ~ ~

Wednesday, May 16, 2012

Bruce T. Herbert
2206 Queen Anne Ave N, Suite 402
Seattle, WA 98109

Re: Appointment of Newground / Investor Voice

To Whom It May Concern:

By this letter the Equality Network Foundation authorizes and appoints Newground Social Investment and/or Investor Voice (or its agents), to represent us for the securities that we hold in all matters relating to shareholder engagement – including (but not limited to) proxy voting; the submission, negotiation, and withdrawal of shareholder proposals; and attending and presenting at shareholder meetings.

This authorization and appointment is intended to be forward-looking as well as retroactive.

Sincerely,



signature

Charles M. Gust
Executive Director

Wednesday, May 16, 2012

Re: Intent to Hold Shares

To Whom It May Concern:

By this letter the Equality Network Foundation hereby expresses its intent to hold a sufficient value of stock (as defined within SEC Rule 14a-8) from the time of filing a shareholder proposal through the date of the subsequent annual meeting of shareholders.

This statement of intent acknowledges this responsibility under SEC rules, and applies to the shares of any company that we own at which a shareholder proposal is filed (whether directly or on our behalf). This statement of intent is intended to be durable, and forward-looking as well as retroactive.

Sincerely,



signature

Charles M. Gust
Executive Director

c/o Bruce T. Herbert
2206 Queen Anne Ave N, Suite 402
Seattle, WA 98109

200 West Street | New York, New York 10282
Tel: 212-357-1584 | Fax: 212-428-9103 | e-mail: beverly.otoole@gs.com

Beverly L. O'Toole
Managing Director
Associate General Counsel

Goldman Sachs

December 20, 2012

Via Overnight Delivery

Investor Voice
c/o Bruce T. Herbert
2206 Queen Anne Ave N, Suite 402
Seattle, WA 98109

Equality Network Foundation
c/o Bruce T. Herbert
2206 Queen Anne Ave N, Suite 402
Seattle, WA 98109

Re: The Goldman Sachs Group, Inc. ("Goldman Sachs")

Dear Mr. Herbert:

This letter is being sent to you, as representative of Investor Voice and Equality Network Foundation, in accordance with Rule 14a-8 under the Securities Exchange Act of 1934 in connection with the shareholder proposal you submitted to Goldman Sachs on December 13, 2012, which was received by us on December 14, 2012.

Rule 14a-8(f) provides that we must notify the shareholder proponent of any procedural or eligibility deficiencies with respect to the shareholder proposal, as well as the time frame for your response to this letter. We are hereby notifying you of the following procedural and eligibility deficiency with respect to the proposal. We have addressed this letter to both Investor Voice and Equality Network Foundation because the communication we received from you is unclear as to which entity is the proponent of the shareholder proposal. The cover letter indicates that Investor Voice is submitting the proposal "on behalf of the Equality Network Foundation" but also indicates that "Investor Voice is the sponsor of this resolution." For convenience, in this letter we use the phrase "the Entities" to mean Investor Voice and Equality Network Foundation and the phrase "the Proponent" to mean whichever Entity is the proponent in accordance with Rule 14a-8. In your response to this letter, please specify which Entity is the Proponent and remedy the deficiencies identified below with respect to that Entity.

Rule 14a-8(b)(2) provides that shareholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of the company's shares entitled to vote on the proposal for at least one year prior to the date the shareholder proposal was submitted. Goldman Sachs' stock records do not indicate that either Entity is the record owner of any shares of common stock. You did not submit to Goldman Sachs any proof of ownership for the one-year period prior to December 13, 2012, the submission date, for either Entity.

For this reason, we believe that the proposal may be excluded from our proxy statement for our upcoming 2013 annual meeting of shareholders unless this deficiency is cured within 14 calendar days of your receipt of this letter.

To remedy this deficiency, you must provide sufficient proof of your continuous ownership of the requisite number of shares of Goldman Sachs common stock by the Proponent for the one-year period preceding and including December 13, 2012, the date the proposal was submitted to us. As explained in Rule 14a-8(b), sufficient proof may be in the form of:

- a written statement from the "record" holder of the Proponent's shares (usually a broker or a bank) verifying that, as of December 13, 2012, it continuously held the requisite number of shares for at least one year; or

- if the Proponent has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting the Proponent's ownership of the requisite number of shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the Proponent's ownership level and a written statement that the Proponent has continuously held the requisite number of shares for the one-year period.

In addition, please note that in SEC Staff Legal Bulletin No. 14F ("SLB 14F"), dated October 18, 2011, the Staff has provided guidance on the definition of "record" holder for purposes of Rule 14a-8(b). SLB 14F provides that for securities held through The Depository Trust Company ("DTC"), only DTC participants should be viewed as "record" holders. If the Proponent holds shares through a bank, broker or other securities intermediary that is not a DTC participant, you will need to obtain proof of ownership from the DTC participant through which the bank, broker or other securities intermediary holds the shares. As indicated in SLB 14F, this may require you to provide two proof of ownership statements – one from the Proponent's bank, broker or other securities intermediary confirming the Proponent's ownership, and the other from the DTC participant confirming the bank's, broker's or other securities intermediary's ownership. We urge you to review SLB 14F carefully before submitting the proof of ownership to ensure it is compliant. Please ensure that the proof of ownership you submit relates to the Entity that you identify as the Proponent.

In addition, under Rule 14a-8(b)(2)(i), you must submit a written statement that the Proponent intends to continue to hold the requisite shares through the date of the meeting of shareholders. You did not submit any valid statement to such effect for either Entity. In the case of the Equality Network Foundation, you included a document, dated May 16, 2012, signed by Charles M. Gust that expressed a generalized intent to hold shares of stock of an unidentified company through the date of an unidentified annual meeting. We do not believe this serves as a written statement of the intent as of the date of submission of the proposal to hold the requisite shares of Goldman Sachs common stock through the date of the 2013 annual meeting. Please submit a valid expression of intent on behalf of whichever Entity is the Proponent.

Under Rule 14a-8(f), we are required to inform you that if you would like to respond to this letter or remedy the deficiency described above, your response must be postmarked, or transmitted electronically, no later than 14 calendar days from the date that you first received this letter. We have attached for your reference copies of Rule 14a-8, SLB 14F, Staff Legal Bulletin No. 14G dated October 16, 2012 and the Federal Express label indicating that the proposal was submitted by you to Federal Express on December 13, 2012. We urge you to review the SEC rule and Staff guidance carefully before submitting the proof of ownership to ensure it is compliant.

If you have any questions with respect to the foregoing, please contact me at (212) 357-1584. You may send any response to me at the address on the letterhead of this letter, by e-mail to beverly.otoole@gs.com or by facsimile to (212) 428-9103.

Very truly yours,



Beverly L. O'Toole
Assistant Secretary

Rule 14a-8 -- Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

    1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

    2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

        i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

        ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

            A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

            B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

            C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?

   1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10- Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 of the Investment Company Act of 1940. [Editor's note: This section was redesignated as Rule 30e-1. See 66 FR 3734, 3759, Jan. 16, 2001.] In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

   2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and sends its proxy materials.

   3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and sends its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

   1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

   2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

   1. Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

2. If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1)

Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

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2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2)

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

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3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;

7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

8. Relates to election: If the proposal

   i. Would disqualify a nominee who is standing for election;

   ii. Would remove a director from office before his or her term expired;

   iii. Questions the competence, business judgment, or character of one or more nominees or directors;

   iv. Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

   v. Otherwise could affect the outcome of the upcoming election of directors.

9. Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (i)(9)

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

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10. Substantially implemented: If the company has already substantially implemented the proposal;

Note to paragraph (i)(10)

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a-21(b) of this chapter a single year (i.e., one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a-21(b) of this chapter.

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11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;

ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

2. The company must file six paper copies of the following:

i. The proposal;

ii. An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

2. The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

2. However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti- fraud rule, Rule 14a-9, you should

promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

3. We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

    i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

    ii. In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.



Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

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[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4

or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant - such as an individual investor - owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden*, 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with

respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm



Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14G (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 16, 2012

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- the parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- the manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1); and
- the use of website references in proposals and supporting statements.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D, SLB No. 14E and SLB No. 14F.

B. Parties that can provide proof of ownership under Rule 14a-8(b)

(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Sufficiency of proof of ownership letters provided by affiliates of DTC participants for purposes of Rule 14a-8(b)(2)(i)

To be eligible to submit a proposal under Rule 14a-8, a shareholder must, among other things, provide documentation evidencing that the shareholder has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. If the shareholder is a beneficial owner of the securities, which means that the securities are held in book-entry form through a securities intermediary, Rule 14a-8(b)(2)(i) provides that this documentation can be in the form of a "written statement from the 'record' holder of your securities (usually a broker or bank)...."

In SLB No. 14F, the Division described its view that only securities intermediaries that are participants in the Depository Trust Company ("DTC") should be viewed as "record" holders of securities that are deposited at DTC for purposes of Rule 14a-8(b)(2)(i). Therefore, a beneficial owner must obtain a proof of ownership letter from the DTC participant through which its securities are held at DTC in order to satisfy the proof of ownership requirements in Rule 14a-8.

During the most recent proxy season, some companies questioned the sufficiency of proof of ownership letters from entities that were not themselves DTC participants, but were affiliates of DTC participants.[1] By virtue of the affiliate relationship, we believe that a securities intermediary holding shares through its affiliated DTC participant should be in a position to verify its customers' ownership of securities. Accordingly, we are of the view that, for purposes of Rule 14a-8(b)(2)(i), a proof of ownership letter from an affiliate of a DTC participant satisfies the requirement to provide a proof of ownership letter from a DTC participant.

2. Adequacy of proof of ownership letters from securities intermediaries that are not brokers or banks

We understand that there are circumstances in which securities intermediaries that are not brokers or banks maintain securities accounts in the ordinary course of their business. A shareholder who holds securities through a securities intermediary that is not a broker or bank can satisfy Rule 14a-8's documentation requirement by submitting a proof of ownership letter from that securities intermediary.[2] If the securities intermediary is not a DTC participant or an affiliate of a DTC participant, then the shareholder will also need to obtain a proof of ownership letter from the DTC participant or an affiliate of a DTC participant that can verify the holdings of the securities intermediary.

C. Manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1)

As discussed in Section C of SLB No. 14F, a common error in proof of ownership letters is that they do not verify a proponent's beneficial ownership for the entire one-year period preceding and including the date the proposal was submitted, as required by Rule 14a-8(b)(1). In some cases, the letter speaks as of a date *before* the date the proposal was submitted, thereby leaving a gap between the date of verification and the date the proposal was submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the proponent's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Under Rule 14a-8(f), if a proponent fails to follow one of the eligibility or procedural requirements of the rule, a company may exclude the proposal only if it notifies the proponent of the defect and the proponent fails to correct it. In SLB No. 14 and SLB No. 14B, we explained that companies should provide adequate detail about what a proponent must do to remedy all eligibility or procedural defects.

We are concerned that companies' notices of defect are not adequately describing the defects or explaining what a proponent must do to remedy defects in proof of ownership letters. For example, some companies' notices of defect make no mention of the gap in the period of ownership covered by the proponent's proof of ownership letter or other specific deficiencies that the company has identified. We do not believe that such notices of defect serve the purpose of Rule 14a-8(f).

Accordingly, going forward, we will not concur in the exclusion of a proposal under Rules 14a-8(b) and 14a-8(f) on the basis that a proponent's proof of ownership does not cover the one-year period preceding and including the date the proposal is submitted unless the company provides a notice of defect that identifies the specific date on which the proposal was submitted and explains that the proponent must obtain a new proof of ownership letter verifying continuous ownership of the requisite amount of securities for the one-year period preceding and including such date to cure the defect. We view the proposal's date of submission as the date the proposal is postmarked or transmitted electronically. Identifying in the notice of defect the specific date on which the proposal was submitted will help a proponent better understand how to remedy the defects described above and will be particularly helpful in those instances in which it may be difficult for a proponent to determine the date of submission, such as when the proposal is not postmarked on the same day it is placed in the mail. In addition, companies should include copies of the postmark or evidence of electronic transmission with their no-action requests.

D. Use of website addresses in proposals and supporting statements

Recently, a number of proponents have included in their proposals or in their supporting statements the addresses to websites that provide more information about their proposals. In some cases, companies have sought to exclude either the website address or the entire proposal due to the reference to the website address.

In SLB No. 14, we explained that a reference to a website address in a proposal does not raise the concerns addressed by the 500-word limitation in Rule 14a-8(d). We continue to be of this view and, accordingly, we will continue to count a website address as one word for purposes of Rule 14a-8 (d). To the extent that the company seeks the exclusion of a website reference in a proposal, but not the proposal itself, we will continue to follow the guidance stated in SLB No. 14, which provides that references to website addresses in proposals or supporting statements could be subject to exclusion under Rule 14a-8(i)(3) if the information contained on the website is materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules, including Rule 14a-9.[3]

In light of the growing interest in including references to website addresses in proposals and supporting statements, we are providing additional guidance on the appropriate use of website addresses in proposals and supporting statements.[4]

1. References to website addresses in a proposal or supporting statement and Rule 14a-8(i)(3)

References to websites in a proposal or supporting statement may raise concerns under Rule 14a-8(i)(3). In SLB No. 14B, we stated that the exclusion of a proposal under Rule 14a-8(i)(3) as vague and indefinite may be appropriate if neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. In evaluating whether a proposal may be excluded on this basis, we consider only the information contained in the proposal and supporting statement and determine whether, based on that information, shareholders and the company can determine what actions the proposal seeks.

If a proposal or supporting statement refers to a website that provides information necessary for shareholders and the company to understand with reasonable certainty exactly what actions or measures the proposal requires, and such information is not also contained in the proposal or in the supporting statement, then we believe the proposal would raise concerns under Rule 14a-9 and would be subject to exclusion under Rule 14a-8(i)(3) as vague and indefinite. By contrast, if shareholders and the company can understand with reasonable certainty exactly what actions or measures the proposal requires without reviewing the information provided on the website, then we believe that the proposal would not be subject to exclusion under Rule 14a-8(i)(3) on the basis of the reference to the website address. In this case, the information on the website only supplements the information contained in the proposal and in the supporting statement.

2. Providing the company with the materials that will be published on the referenced website

We recognize that if a proposal references a website that is not operational at the time the proposal is submitted, it will be impossible for a company or the staff to evaluate whether the website reference may be excluded. In our view, a reference to a non-operational website in a proposal or supporting statement could be excluded under Rule 14a-8(i)(3) as irrelevant to the subject matter of a proposal. We understand, however, that a proponent may wish to include a reference to a website containing information related to the proposal but wait to activate the website until it becomes clear that the proposal will be included in the company's proxy materials. Therefore, we will not concur that a reference to a website may be excluded as irrelevant under Rule 14a-8(i)(3) on the basis that it is not yet operational if the proponent, at the time the proposal is submitted, provides the company with the materials that are intended for publication on the website and a representation that the website will become operational at, or prior to, the time the company files its definitive proxy materials.

3. Potential issues that may arise if the content of a referenced website changes after the proposal is submitted

To the extent the information on a website changes after submission of a proposal and the company believes the revised information renders the website reference excludable under Rule 14a-8, a company seeking our concurrence that the website reference may be excluded must submit a letter presenting its reasons for doing so. While Rule 14a-8(j) requires a company to submit its reasons for exclusion with the Commission no later than 80 calendar days before it files its definitive proxy materials, we may concur that the changes to the referenced website constitute "good cause" for the company to file its reasons for excluding the website reference after the 80-day deadline and grant the company's request that the 80-day requirement be waived.

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[1] An entity is an "affiliate" of a DTC participant if such entity directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the DTC participant.

[2] Rule 14a-8(b)(2)(i) itself acknowledges that the record holder is "usually," but not always, a broker or bank.

[3] Rule 14a-9 prohibits statements in proxy materials which, at the time and in the light of the circumstances under which they are made, are false or misleading with respect to any material fact, or which omit to state any material fact necessary in order to make the statements not false or misleading.

[4] A website that provides more information about a shareholder proposal may constitute a proxy solicitation under the proxy rules. Accordingly, we remind shareholders who elect to include website addresses in their proposals to comply with all applicable rules regarding proxy solicitations.

http://www.sec.gov/interps/legal/cfslb14g.htm


INVESTOR
VOICE

Investor Voice, SPC
2212 Queen Anne Ave N, #406
Seattle, WA 98109
(206) 522-1944

IMPORTANT FAX FOR:

Beverly L. O'Toole
Goldman Sachs Group, Inc.
Tel: 212-357-1584
Fax: 212-428-9103

From:

Bruce T. Herbert
Tel: 206-522-1944
Fax: 678-506-6510

Date: 12/31/2012 **4 page(s), including cover**

Memo:

Re: Verification of Shares for the Equality Network Foundation

Please see the attached materials in response to Ms. O'Toole's December 20, 2012 letter.


INVESTOR
VOICE

Investor Voice, SPC
2212 Queen Anne Ave N, #406
Seattle, WA 98109
(206) 522-1944

VIA FACSIMILE (to 212-428-9103)

Monday, December 31, 2012

Beverly L. O'Toole
Assistant Secretary
Goldman Sachs Group, Inc.
200 West Street
New York, NY 10282

Re: Shareholder Proposal in Regard to Vote-Counting

Dear Ms. O'Toole,

We received on December 31, 2012 your letter dated December 20, 2012 which requested clarification regarding the Proponent, and supporting documentation in regard to verification of ownership and a statement of intent to hold shares; all in relation to a shareholder proposal which was filed via letter dated December 13, 2012.

The Proponent

The Equality Network Foundation is the Proponent of the proposal, which Investor Voice has filed on its behalf.

Verification of Ownership

Attached is a letter dated 12/28/2012 from the custodian, Charles Schwab, that verifies that the Equality Network Foundation has continuously held shares in the Company since 7/5/2007.

Intent to Hold Shares

Your letter expresses concern about the validity of the form of the Proponent's Letter of Intent to Hold Shares; however, the Statement as provided is, we feel, complete and sufficient.

The Statement clearly references and acknowledges the Foundation's obligation and responsibility in regard to shareholding under SEC rules, and instructs "To Whom It May Concern" that the Statement is to be received by "...any company that we own at which a shareholder proposal is filed (whether directly or on our behalf)."

Because the Equality Network Foundation files a number of shareholder proposals each year, the Foundation's letters of authorization and intent are purposefully designed to be inclusive of any company at which a proposal is filed. This is routine, saves the Foundation a considerable amount of duplicative effort, and has been found acceptable by a large number of companies for some years now.

Given our desire to have a productive, collaborative, and mutually beneficial dialogue with Goldman Sachs – as we have with many other major corporations – we would hope to see these documents received in the good faith with which they are offered.

In Closing

We would appreciate receiving confirmation that you received these materials in good order.

We feel that the attached Verification of Ownership, along with the Statement of Intent to Hold Shares submitted 12/13/2012, should fulfill the requirements of SEC Rule 14a-8 in their entirety; please inform us in a timely way should you feel otherwise.

The Equality Network Foundation requests that you direct all correspondence related to this matter to the attention of Investor Voice, at the revised address listed above or at the e-mail address: team@investorvoice.net.

For purposes of clarity and consistency of communication, please commence all e-mail subject lines with the company's ticker symbol "**GS.**" (including the period) and we will do the same.

Thank you, Ms. O'Toole. As expressed in the 12/13/2012 letter, the issue of fair and consistent vote-counting is of importance to all shareholders. We look forward to a substantive discussion of this essential good-governance matter.

Happy New Year!

Sincerely,



Bruce T. Herbert | AIF
Chief Executive | ACCREDITED INVESTMENT FIDUCIARY

cc: Equality Network Foundation

charles SCHWAB
INSTITUTIONAL

10900 NE 4th Street, Suite 2200, Bellevue, WA 98004
Tel (425) 455-5259 Fax (425) 455-5752

December 28, 2012

Re: Verification of <u>Goldman Sachs Group, Inc.</u> shares for Equality Network Foundation

To Whom It May Concern:

This letter is to verify that as of the above date the Equality Network Foundation has continuously owned 123 shares of Goldman Sachs Group, Inc. common stock since 7/5/2007.

Charles Schwab Advisor Services serves as the custodian and/or record holder of these shares.

Sincerely,



John Moskowitz
Relationship Manager
Schwab Advisor Services Northwest

Fax Send Report

Date & Time : JAN-02-2013 10:16AM WED
Fax Number : 6464460330
Fax Name :
Model Name : WorkCentre 3220

No	Name/Number	Start Time	Time	Mode	Page	Result
327	916785066510	01-02 10:16AM	00'18	ECM	001/001	O.K

The Goldman Sachs Group, Inc.

Fax

To:	Bruce Herbert	From:	Beverly O'Toole
Fax:	678-506-6510	Pages:	1
Phone:		Date:	January 2, 2013
Re:	Verification of Shares	cc:	

☐ Urgent X For Review ☐ Please Comment ☐ Please Reply ☐ Please Recycle

• Comments:

Mr. Herbert, I can confirm your fax re: Verification of Shares for the Equality Network Foundation was received.

From: Bruce Herbert - Team IV [mailto:team@investorvoice.net]
Sent: Thursday, January 10, 2013 08:39 AM
To: O'Toole, Beverly L [Legal]
Cc: Bruce Herbert - IV Team <team@investorvoice.net>
Subject: GS. Shareholder Proposal Amendment.

Seattle
1/10/2013

Thursday

Dear Ms. O'Toole,

Having not yet heard anything substantive yet in response to the shareholder Proposal submitted last month, and our invitation to dialogue on the issue it raises, we write with two items in mind:

[1] Attached as a PDF is a slightly revised Proposal that we request be substituted for the one initially presented on December 13, 2012.

– You will see that it offers a simple addition to the language so as to remedy any perceived defect under State law. Five words (highlighted in yellow) are added to the Resolved clause so it now reads: "...unless applicable laws dictate otherwise..."

– The addition serves to make explicit what most readers might naturally assume: that the Proposal in no way contemplates our Company engaging in any form of illegal act.

– So as to keep the word-count below 500, you will also note two deletions in paragraph five and the last paragraph that are highlighted in grey ~~strikeout~~. Neither changes the substance of the Proposal, only the word-count.

---

[2] We invite a conversation on this important corporate governance topic – might a time be available within the coming two weeks to do so?

– Other major corporations, in response to the same Proposal, have adopted its tenets outright (adding, by mutual agreement, simple language that addresses State law concerns).

– As evidence of this, please see the attached PDF which includes information from the proxies of **Plum Creek Timber** (the country's largest private landowner) and

Cardinal Health (#21 in the S&P 500) that describe their Board's favorable adoption of "the SEC Standard" (pertinent elements of the proxies are highlighted in yellow).

In closing

We are persuaded that consistent, fair, and transparent vote-counting is a corporate governance best-practice.

America's best-run companies embrace the vote-counting standard proposed by this Resolution (of the ten largest companies in the S&P 500, in fact, 90% employ it).

There are times when a course of action is clear, straightforward, and beneficial on its surface – because the principles are simply right. This is one of those happy instances where what is intuitively clear, easily described, and justifiably better is also supported by data.

We feel that both the conditions and timing are right for our Company to take strides in this direction, and that the benefits of doing so are demonstrable – we hope to discuss the issue in a way that you come to feel the same way.

Sincerely, . . . Bruce Herbert

Bruce T. Herbert | AIF
Chief Executive | Accredited Investment Fiduciary
Investor Voice, SPC

2212 Queen Anne Ave N, #406
Seattle, Washington 98109
(206) 522-1944

team@investorvoice.net
www.investorvoice.net

RESOLVED: Shareholders of Goldman Sachs ("Goldman" or "Company") hereby ask the Board of Directors to amend the Company's governing documents to provide that all matters presented to shareholders shall be decided by a simple majority of the shares voted FOR and AGAINST an item (or, "withheld" in the case of board elections). This policy shall apply to all matters unless applicable laws dictate otherwise or shareholders have expressly approved a higher threshold for specific types of items.

SUPPORTING STATEMENT:

Goldman is regulated by the Securities and Exchange Commission (SEC). The SEC dictates a single vote-counting standard for establishing eligibility for resubmission of shareholder-sponsored proposals. It is the votes cast FOR, divided by the FOR and AGAINST votes.

Goldman does not follow the SEC standard, but instead determines results by the votes cast FOR a proposal, divided by the FOR votes, AGAINST votes, plus ABSTAIN votes.

Goldman's policy states (for shareholder-sponsored proposals) that abstentions are "Treated as a vote AGAINST the proposal."

This variant method makes Goldman an outlier among its peers in the S&P 500, which generally follow ~~(with limited exceptions)~~ the SEC standard.

Using ABSTAIN votes as Goldman does counters a hallmark of democratic voting – honoring voter intent. Thoughtful voters who choose to abstain should not have their choices arbitrarily and universally switched to benefit management.

THREE CONSIDERATIONS:

[1] Abstaining voters consciously act to abstain – to have their vote noted, but not counted. Yet, Goldman unilaterally counts all abstentions in favor of management (irrespective of the voter's intent).

[2] Abstaining voters consciously choose not to support management's recommendation against a shareholder-sponsored item. However, again, Goldman unilaterally counts all abstentions in favor of management (irrespective of voter intent).

[3] Further, we observe that Goldman embraces the SEC vote-counting standard (that this proposal requests) for director elections. In these cases, the Company excludes abstentions, saying abstentions have "No effect – not counted as a 'vote cast'" – which boosts (and therefore favors) the vote-count for management-nominated directors.

However, when it comes to shareholder-sponsored proposals, Goldman does not follow the SEC vote-counting standard. Instead, the Company switches to a more stringent method that includes abstentions – which depresses (and therefore harms) the vote-count for shareholder-sponsored proposals.

IN CLOSING:

Except to favor management in each instance, these practices are arbitrary, fail to respect voter intent, and run counter to core principles of democracy.

We believe a system that is internally inconsistent harms shareholder best-interest, and instead empowers management at the expense of Goldman's true owners.

Goldman tacitly acknowledges the inequity of these practices when it applies the SEC standard to board elections, but applies more stringent requirements to shareholder-sponsored proposals.

This proposal calls for democratic, fair, and consistent use – across-the-board – of the SEC standard, while allowing flexibility for adoption of higher thresholds for extraordinary items.

Therefore, please vote FOR this common-sense proposal that embraces corporate governance best-practices. ~~for the benefit of both Company and shareowners.~~

~ ~ ~

Notice of 2011 Annual Meeting of Stockholders and Proxy Statement



PlumCreek

Voting Standard for Director Elections

The Company Bylaws specify the voting standard for both contested and uncontested elections of directors in Section 1 of Article III. In an uncontested election of directors, the number of director nominees does not exceed the number of directors to be elected to the Board. In a contested election of directors, the number of director nominees exceeds the number of directors to be elected.

Uncontested Director Elections. Uncontested director elections are governed by a majority vote standard. The Company Bylaws provide that a nominee for director in an uncontested director election shall be elected if the votes cast for such nominee's election exceed the votes cast against such nominee's election. The election of directors in Proposal 1 **is** an uncontested director election because the number of nominees does not exceed the number of directors to be elected. Therefore, the majority vote standard **will apply**.

Company policy governs whether current directors who are not re-elected under the majority vote standard continue to serve until their successors are elected. Under Delaware Law, any director who is currently serving on the Board and who is not re-elected at the end of his or her term of office nonetheless continues to serve on the Board as a "holdover director" until his or her successor has been elected. To address this situation, the Board has adopted a Corporate Governance Policy on Majority Voting, which can be found in the Company's Corporate Governance Guidelines.

Under the policy, any director who does not receive the required number of votes for re-election under the majority voting standard, must tender his or her resignation to the Chairman of the Board. The Board will consider the tendered resignation and, within 90 days of the stockholder meeting at which the election occurred, decide whether to accept or reject the tendered resignation, and will publicly disclose its decision and the process involved in the consideration. Absent a compelling reason to reject the resignation, the Board will accept the resignation. The director who tenders his or her resignation will not participate in the Board's decision. Only persons who are currently serving as directors and seeking re-election can become a "holdover director" under Delaware Law. Therefore, the Corporate Governance Policy on Majority Voting would not apply to any person who was not then serving as a director at the time he or she sought, and failed to obtain, election to the Board. For 2011, all nominees for the election of directors are currently serving on the Board.

The complete Corporate Governance Policy on Majority Voting is available on the Company's website at *www.plumcreek.com* by clicking on "Investors," then "Corporate Governance" and finally "Governance Guidelines."

Contested Director Elections. The Company Bylaws provide that in the case of a contested director election, the voting standard will be a plurality of the votes cast. This means that directors with the highest number of votes in favor of their election will be elected to the Board. Under this standard, no specified percentage of votes is required. The election of directors in Proposal 1 is **not** a contested director election. Therefore, the plurality vote standard **will not apply**.

Voting Standard for Other Items of Business

The Company Bylaws specifies the vote requirement for other items of business presented to a vote of stockholders in Section 9 of Article II. This section of the Company Bylaws does not govern the election of directors (discussed above) or items of business with a legally specified vote requirement.

[illegible]


CardinalHealth

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD NOVEMBER 2, 2012

Date and time:	Friday, November 2, 2012, at 8:00 a.m., local time
Location:	Cardinal Health, Inc., 7000 Cardinal Place, Dublin, OH 43017
Purpose:	(1) To elect the 12 director nominees named in the proxy statement;
	(2) To ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending June 30, 2013;
	(3) To approve, on a non-binding advisory basis, the compensation of our named executive officers;
	(4) To vote on a shareholder proposal described in the accompanying proxy statement, if properly presented at the meeting; and
	(5) To transact such other business as may properly come before the meeting or any adjournment or postponement.
Who may vote:	Shareholders of record at the close of business on September 6, 2012 are entitled to vote at the meeting or any adjournment or postponement.

By Order of the Board of Directors.

Stephen T. Falk

STEPHEN T. FALK

Executive Vice President, General Counsel and Corporate Secretary

September 14, 2012

Important notice regarding the availability of proxy materials for the Annual Meeting of Shareholders to be held on November 2, 2012:

This Notice of Annual Meeting of Shareholders, the accompanying proxy statement, and our 2012 Annual Report to Shareholders all are available at *www.edocumentview.com/cah.*

Shares held under plans. If you hold shares through our 401(k) Savings Plans or Deferred Compensation Plan, you will receive voting instructions from Computershare Trust Company, N.A. Please note that employee plan shares have an earlier voting deadline of 2:00 a.m. Eastern time on Wednesday, October 31, 2012.

Broker non-votes. If you are a beneficial owner whose shares are held by a broker, you must instruct the broker how to vote your shares. If you do not provide voting instructions, your broker is not permitted to vote your shares on the election of directors, the advisory vote to approve the compensation of our named executive officers, or the shareholder proposal. This is called a "broker non-vote." In these cases, the broker can register your shares as being present at the Annual Meeting for purposes of determining a quorum and may vote your shares on ratification of the appointment of our auditors.

Voting. Our Articles of Incorporation and Code of Regulations specify the vote requirements for matters presented to a shareholder vote at the Annual Meeting.

The Equality Network Foundation, a client of Newground Social Investment represented by Investor Voice, submitted a shareholder proposal for the 2012 Annual Meeting requesting that the Board change the voting standard for matters presented to a shareholder vote to eliminate the effect of abstentions on the vote outcome. In August 2012, the Board considered this proposal, determined that it was in our best interest, and approved an amendment to our Code of Regulations to change the vote requirement. The Equality Network Foundation then withdrew its proposal.

Under the new voting standard, a matter (other than matters where the vote requirement is specified by law, our Articles of Incorporation, or our Code of Regulations) is approved by the shareholders if authorized by the affirmative vote of a majority of the votes cast, with abstentions having no effect on the vote outcome.

You may either vote for, against, or abstain on each of the proposals. Votes will be tabulated by or under the direction of inspectors of election, who will certify the results following the Annual Meeting. To elect directors and adopt the other proposals, the following votes are required under our governing documents:

Item	Vote Required	Effect of Abstentions and Broker Non-Votes on Vote Required
Election of directors	Approval of the majority of votes cast in an uncontested election (1)	Not considered as votes cast and have no effect on the outcome
Ratification of Ernst & Young LLP as auditor for fiscal 2013	Approval of the majority of votes cast	Not considered as votes cast and have no effect on the outcome
Advisory vote to approve the compensation of our named executive officers	Approval of the majority of votes cast	Not considered as votes cast and have no effect on the outcome
Shareholder proposal	Approval of the majority of votes cast	Not considered as votes cast and have no effect on the outcome

(1) If a nominee who is a sitting Board member is not re-elected by a majority vote, that individual will be required to tender a resignation for the Board's consideration. See "Corporate Governance — Resignation Policy for Incumbent Directors Not Receiving Majority Votes" on page 13. Proxies may not be voted for more than 12 nominees, and shareholders may not cumulate their voting power.

How shares will be voted. The shares represented by all valid proxies received by telephone, by Internet, or by mail will be voted in the manner specified. Where specific choices are not indicated, the shares represented by all valid proxies received will be voted FOR the election of each of the 12 director nominees, FOR the ratification of the auditors, FOR approval of the compensation of our named executive officers, and AGAINST the shareholder proposal. If any other matters properly come before the Annual Meeting, the individuals named in your proxy, or their substitutes, will determine how to vote on those matters in their discretion. The Board of Directors does not know of any other matters that will be presented for action at the Annual Meeting. The Board recommends that you vote FOR the election of the 12 director nominees, FOR Proposals 2 and 3, and AGAINST Proposal 4.

Transfer Agent

Registered shareholders should direct communications regarding change of address, transfer of share ownership, lost share certificates, and other matters regarding their share ownership to Computershare Trust Company, N.A., P.O. Box 43078, Providence, RI 02940-3078. Our transfer agent may also be contacted via the Internet at *www.computershare.com/investor* or by telephone at (877) 498-8861 or (781) 575-2879.

Attending the Annual Meeting

You will not be admitted to the Annual Meeting unless you have an admission ticket or satisfactory proof of share ownership, and photo identification. If you are a registered shareholder, your admission ticket is attached to your proxy card or you may present the Notice. If your shares are not registered in your name, your proof of share ownership can be the Notice or a photocopy of the voting instruction form that the nominee provided to you if your shares are held by a bank or brokerage firm. You can call our Investor Relations department at (614) 757-4757 if you need directions to the Annual Meeting.

Even if you expect to attend the Annual Meeting in person, we urge you to vote your shares in advance.

Exhibit B

RICHARDS LAYTON & FINGER
Attorneys at Law

January 16, 2013

The Goldman Sachs Group, Inc.
200 West Street
New York, New York 10282

Re: Stockholder Proposal on behalf of Equality Network Foundation

Ladies and Gentlemen:

We have acted as special Delaware counsel to The Goldman Sachs Group, Inc., a Delaware corporation (the "Company"), in connection with a stockholder proposal (the "Proposal") on behalf of Equality Network Foundation (the "Proponent"), dated December 13, 2012, for the 2013 annual meeting of stockholders of the Company (the "Annual Meeting"). In this connection, you have requested our opinion as to certain matters under the laws of the State of Delaware.

For the purpose of rendering our opinion as expressed herein, we have been furnished with and have reviewed the following documents: (i) the Restated Certificate of Incorporation of the Company as filed with the Secretary of State of the State of Delaware (the "Secretary of State") on November 20, 2012 (the "Certificate of Incorporation"); (ii) the Bylaws of the Company, amended and restated on May 7, 2010 (the "Bylaws"); and (iii) the Proposal.

With respect to the foregoing documents, we have assumed: (i) the authenticity of all documents submitted to us as originals; (ii) the conformity to authentic originals of all documents submitted to us as copies; (iii) the genuineness of all signatures and the legal capacity of natural persons; and (iv) that the foregoing documents, in the forms thereof submitted to us for our review, have not been and will not be altered or amended in any respect material to our opinion as expressed herein. We have not reviewed any document other than the documents listed above for purposes of rendering this opinion, and we assume that there exists no provision of any such other document that bears upon or is inconsistent with our opinion as expressed herein. In addition, we have conducted no independent factual investigation of our own but rather have relied solely on the foregoing documents, the statements and information set forth therein and the additional factual matters recited or assumed herein, all of which we assume to be true, complete and accurate in all material respects.

THE PROPOSAL

The Proposal states the following:

> **RESOLVED:** Shareholders of Goldman Sachs ("Goldman" or "Company") hereby ask the Board of Directors to amend the Company's governing documents to provide that all matters presented to shareholders shall be decided by a simple majority of the shares voted FOR and AGAINST an item (or, "withheld" in the case of board elections). This policy shall apply to all matters unless shareholders have expressly approved a higher threshold for specific types of items.

We have been advised that the Company is considering excluding the Proposal from the Company's proxy statement for the Annual Meeting under, among other reasons, Rules 14a-8(i)(1), 14a-8(i)(2) and 14a-8(i)(6) promulgated under the Securities Exchange Act of 1934, as amended. Rule 14a-8(i)(1) provides that a registrant may omit a stockholder proposal "[i]f the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." Rule 14a-8(i)(2) provides that a registrant may omit a proposal from its proxy statement when "the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject." Rule 14a-8(i)(6) allows a proposal to be omitted if "the company would lack the power or authority to implement the proposal." In this connection, you have requested our opinion as to whether, under Delaware law, (i) the Proposal is a proper subject for action by the Company's stockholders, (ii) the implementation of the Proposal, if adopted by the Company's stockholders, would violate Delaware law, and (iii) the Company has the power and authority to implement the Proposal.

For the reasons set forth below, the Proposal, in our opinion, (i) would violate Delaware law if implemented, (ii) is beyond the power and authority of the Company to implement, and (iii) is not a proper subject for stockholder action under Delaware law.

DISCUSSION

I. The Proposal would violate Delaware law if implemented.

The Company is a Delaware corporation governed by the General Corporation Law of the State of Delaware (the "General Corporation Law"). The Staff of the Division of Corporation Finance (the "Staff") has previously permitted the exclusion of stockholder proposals, like the Proposal, that, if implemented, would require a Delaware corporation to mandate a stockholder voting standard for corporate action that is lower than the standard required by the General Corporation Law based on the proposal violating Delaware law.[1] In addition, the Staff also recently permitted exclusion of a stockholder proposal submitted by the

[1] *See AT&T Inc.* (Feb. 12, 2010) (permitting exclusion of stockholder proposal under Rule 14a-8(i)(2) where proposal sought implementation of voting standard for stockholder action by written consent that was less than would be required under the General Corporation Law for certain actions); *Bank of America Corporation* (Jan. 13, 2010) (same); *Pfizer Inc.* (Dec. 21, 2009) (same); *Kimberly-Clark Corporation* (Dec. 18, 2009) (same).

Proponent's representative to an Ohio corporation that was identical to the Proposal on the grounds that it required implementation of a voting standard that would violate similar statutory voting standards under Ohio corporate law.[2] For the very same reasons, the Proposal submitted to the Company by the Proponent would violate Delaware law. Specifically, the Proposal would require the Company's Board of Directors (the "Board") to seek an amendment to the Certificate of Incorporation and/or Bylaws that, if implemented, would violate Delaware law in that it would purport to enable stockholders to authorize the taking of certain corporate actions by the vote of a simple majority of the votes cast FOR and AGAINST the action, rather than the minimum vote required by the General Corporation Law to authorize such actions.

Although stockholders could in some instances authorize the taking of corporate action by a simple majority of the votes cast on the matter,[3] there are a number of actions that, under the General Corporation Law, mandate approval by stockholders representing a majority or more of the outstanding shares entitled to vote on the matter. For example, the General Corporation Law provides that: (i) conversion of a corporation to a limited liability company, statutory trust, business trust or association, real estate investment trust, common-law trust or partnership (limited or general) must be approved by "all outstanding shares of stock of the corporation, whether voting or nonvoting;"[4] (ii) any transfer or domestication of a Delaware corporation to a foreign jurisdiction must be approved by "all outstanding shares of stock of the corporation, whether voting or nonvoting;"[5] (iii) a proposal to dissolve the corporation, if not previously approved by the board, must be authorized by the written consent of "all the stockholders entitled to vote thereon;"[6] and (iv) any election by an existing stock corporation to be treated as a "close corporation" must be approved by "at least 2/3 of the shares of each class of stock of the corporation which are outstanding."[7] In addition to the foregoing, the General Corporation Law requires a number of corporate actions be adopted or approved by the affirmative vote of a majority of the outstanding stock entitled to vote thereon, such as: (i) the

---

[2] *See The J.M. Smucker Company* (June 22, 2012) (permitting exclusion because certain provisions of the Ohio Revised Code require a greater stockholder voting standard than the standard set forth in the proposal for taking certain corporate actions).

[3] For example, Section 216 of the General Corporation Law permits a Delaware corporation to specify in its certificate of incorporation or bylaws the stockholder vote necessary for the transaction of business at any meeting of stockholders, which could be set at a simple majority of the votes cast on the matter. However, Section 216 also provides that a corporation's authority to specify such a voting standard is expressly subject to the stockholder vote required by the General Corporation Law for a specified action. *See* 8 *Del. C.* § 216.

[4] *Id.* § 266(b).

[5] *Id.* § 390(b).

[6] *Id.* § 275(c).

[7] *Id.* § 344; *see also id.* § 203(a)(3) (requiring a business combination to be approved "by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder").

removal of a director without cause;[8] (ii) an amendment to a corporation's certificate of incorporation after the corporation has received payment for its stock;[9] (iii) an agreement of merger;[10] (iv) the sale of all or substantially all of the corporation's assets;[11] and (v) a proposal to dissolve the corporation, if previously approved by the board.[12]

Contrary to the request set forth in the Proposal, the Board could not take such steps as would be necessary "to provide that all matters presented to shareholders shall be decided by a simple majority of the shares voted FOR and AGAINST an item" with respect to any of the matters set forth above because, under the General Corporation Law, these corporate actions require the vote of stockholders representing more than a simple majority of the votes cast. The General Corporation Law does not permit a corporation to specify a *lower* voting standard with respect to the corporate actions for which a stockholder vote is specified. Specifically, Section 102(b)(4) of the General Corporation Law permits a Delaware corporation to include in its certificate of incorporation provisions that increase the requisite vote of stockholders otherwise required under the General Corporation Law.[13] That subsection provides that "the certificate of incorporation may . . . contain . . . [p]rovisions requiring for any corporate action, the vote of a larger portion of the stock . . . than is required by [the General Corporation Law]."[14] While Section 102(b)(4) permits certificate of incorporation provisions to require a *greater* vote of stockholders than is otherwise required by the General Corporation Law, that subsection does not (nor does any other section of the General Corporation Law) authorize a corporation to provide for a *lesser* vote of stockholders than is otherwise required by the General Corporation Law.[15] Any such provision specifying a lesser vote than the minimum vote required by the General Corporation Law would, in our view, be invalid and unenforceable under Delaware law.

---

[8] *Id.* § 141(k). Section 141(k) expressly provides that "[a]ny director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors." In addition, Section 141(k) further provides that "[w]henever the holders of any class or series are entitled to elect 1 or more directors by the certificate of incorporation, this subsection shall apply, in respect to the removal without cause of a director or directors so elected, to the vote of the holders of the outstanding shares of that class or series and not to the vote of the outstanding shares as a whole."

[9] *Id.* § 242(b)(1) (requiring "a majority of the outstanding stock entitled to vote thereon").

[10] *Id.* § 251(c) (requiring "a majority of the outstanding stock of the corporation entitled to vote thereon").

[11] *Id.* § 271(a) (requiring "a majority of the outstanding stock of the corporation entitled to vote thereon").

[12] *Id.* § 275(b) (requiring "a majority of the outstanding stock of the corporation entitled to vote thereon").

[13] *Id.* § 102(b)(4).

[14] *Id.*

[15] *See, e.g.*, *Telvest, Inc. v. Olson*, 1979 WL 1759, at *1 (Del. Ch. Mar. 8, 1979) (referring to DGCL vote thresholds as "minimum requirements").

Moreover, under Delaware law, actions that mandate approval by stockholders representing a majority or more of the outstanding shares entitled to vote on the matter, require that abstentions, broker non-votes and shares absent from the meeting of stockholders must be counted as votes against the action. Because the Proposal would treat abstentions, broker non-votes and shares absent from the meeting of stockholders as having no effect on the outcome of the votes on such actions, the Proposal violates Delaware law.

The Proposal would also violate Delaware law in that it would purport to enable stockholders to amend the Certificate of Incorporation even in those cases where the General Corporation Law expressly requires the separate vote of the holders of a specific class or series of stock. Under the Certificate of Incorporation, the Company has authorized three classes of capital stock: Common Stock, Nonvoting Common Stock and Preferred Stock.[16] Indeed, pursuant to the Certificate of Incorporation, the Company has designated several series of Preferred Stock.[17] The holders of the Company's outstanding Common Stock and Preferred Stock, therefore, are entitled to the separate class voting rights applicable under Section 242(b)(2) of the General Corporation Law. That subsection provides, in relevant part, as follows:

> The holders of the outstanding shares of a class shall be entitled to vote as a class upon a proposed amendment, whether or not entitled to vote thereon by the certificate of incorporation, if the amendment would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class, or alter or change the powers, preferences, or special rights of the shares of such class so as to affect them adversely.[18]

The Proposal, if implemented, would purport to enable stockholders to act by a simple majority of the votes cast to approve any action, including an amendment to the Certificate of Incorporation that would, for example, alter the powers, preferences or special rights of the Common Stock or Preferred Stock so as to affect them adversely, without regard for the separate class vote required by Section 242(b)(2). To the extent the Proposal purports to eliminate this statutorily-required vote, it would, in our view, also violate the General Corporation Law.

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[16] *See* the Company's Certificate of Incorporation, available at http://www.goldmansachs.com/investor-relations/corporate-governance/corporate-governance-documents/re-stated-certificate.pdf (last visited January 16, 2013).

[17] *See, e.g.*, The Goldman Sachs Group, Inc., Current Report (Form 8-A), Ex. 3 (Oct. 24, 2012). According to the Company's most recent Quarterly Report on Form 10-Q, there are no shares of Nonvoting Common Stock outstanding.

[18] 8 *Del. C.* § 242(b)(2).

II. The Proposal is beyond the power and authority of the Company to implement.

As set forth in Section I above, the Proposal, if implemented, would violate Delaware law. Therefore, in our view, the Company lacks the power and authority to implement the Proposal. Indeed, the Staff has repeatedly recognized that companies do not have the power and authority to implement proposals that violate state law.[19]

III. The Proposal is not a proper matter for stockholder action under Delaware law.

As set forth in Sections I and II above, the Proposal, if implemented, would violate Delaware law and the Company lacks the power and authority to implement the Proposal. Accordingly, the Proposal, in our view, is an improper subject for stockholder action under Delaware law.

CONCLUSION

Based upon and subject to the foregoing and subject to the limitations stated herein, it is our opinion that the Proposal, if implemented, would violate Delaware law, that the Company lacks the power and authority to implement the Proposal and that the Proposal is not a proper subject for action by the stockholders of the Company under Delaware law.

The foregoing opinion is limited to the laws of the State of Delaware. We have not considered and express no opinion on the laws of any other state or jurisdiction, including federal laws regulating securities or any other federal laws, or the rules and regulations of stock exchanges or of any other regulatory body.

The foregoing opinion is rendered solely for your benefit in connection with the matters addressed herein. We understand that you may furnish a copy of this opinion letter to the Securities and Exchange Commission and to the Proponent in connection with the matters addressed herein, and we consent to your doing so. Except as stated in this paragraph, this opinion letter may not be furnished or quoted to, nor may the foregoing opinion be relied upon by, any other person or entity for any purpose without our prior written consent.

Very truly yours,

Richards, Layton & Finger, P.A.

CSB/JJV

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[19] *See, e.g., Schering-Plough Corp.* (Mar. 27, 2008); *Bank of America Corp.* (Feb. 26, 2008); *Xerox Corp.* (Feb. 23, 2004); *Burlington Resources Inc.* (Feb. 7, 2003).